Exhibit 1
For immediate release
Westaim announces 2007 second quarter results
CALGARY, ALBERTA — August 9, 2007 — The Westaim Corporation announced today that for the second quarter ended June 30, 2007, it recorded a net loss of $7.4 million or 8 cents per share, on revenues of $6.7 million. In the same quarter last year, the Company recorded a net loss of $12.0 million, or 13 cents per share, on revenues of $7.0 million.
In the 2007 second quarter, the Company recorded a one-time gain of $8.6 million through the sale of its real estate holdings in Fort Saskatchewan, Alberta for net proceeds of $14.4 million. Also in the second quarter, the Company recorded reorganization costs, including severances of $4.3 million related to operational changes at iFire and the Company, which will significantly reduce annual operating costs.
For the six months ended June 30, 2007, the Company posted revenues of $12.8 million and a net loss of $14.1 million or 15 cents per share. For the same period in 2006, Westaim reported revenues of $14.2 million and a net loss of $30.0 million or 32 cents per share. Results in 2007 benefited from the gain on sale of the real estate and a dilution gain of $4.5 million reported in the first quarter of 2007.
At June 30, 2007, Westaim had $55.6 million in consolidated cash and short-term investments which includes $21.6 million of NUCRYST Pharmaceuticals Corp. cash and short-term investments.
“Through our ongoing strategic review process to maximize shareholder value, Westaim implemented a series of changes over the course of the second quarter,” said Drew Fitch, President & CEO of The Westaim Corporation. “The sale of our Fort Saskatchewan real estate holdings has strengthened our balance sheet and the operational changes at iFire have allowed the technology development team to focus on the core issues relating to phosphor development, while preserving our financial resources. We are committed to supporting the advancement of iFire’s TDEL technology and remain confident in the potential it holds for the consumer marketplace.”
The Westaim Corporation’s technology investments include iFire Technology Corp., which is developing a low-cost flat panel display technology, and a 74.7 per cent interest in NUCRYST Pharmaceuticals Corp. (NASDAQ: NCST; TSX: NCS), which develops, manufactures and commercializes medical products that fight infection and inflammation based on its nanocrystalline silver technology. Westaim’s common shares are listed on NASDAQ under the symbol WEDX and on The Toronto Stock Exchange under the trading symbol WED. A more detailed discussion of Westaim’s 2007 second quarter results can be found at www.westaim.com and www.sedar.com.

For more information contact:
Gillian McArdle
Investor Relations
(416) 504-8464
info@westaim.com
www.westaim.com
This news release contains forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and Westaim can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to statements regarding maximization of shareholder value, steps taken to allow the technology development team to focus on core issues relating to phosphor development while preserving financial resources, the advancement of iFire’s TDEL technology, and the potential which TDEL technology holds for the consumer marketplace. Westaim disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Financial Highlights
(unaudited)
(thousands of dollars except per share data)

	Three Months Ended June 30		Six Months Ended June 30
Consolidated Statements of Operations	2007	2006	2007	2006

Revenue	$6,686	$6,995	$12,817	$14,248
Net loss	(7,388)	(11,980)	(14,088)	(29,986)
Net loss per common share — basic and diluted	(0.08)	(0.13)	(0.15)	(0.32)
Weighted average number of common shares outstanding (thousands)	94,051	93,231	94,021	93,077

	Three Months Ended June 30		Six Months Ended June 30
Segmented Information	2007	2006	2007	2006

Revenue
Nucryst Pharmaceuticals	$6,686	$6,995	$12,817	$14,248

Operating loss
Nucryst Pharmaceuticals	$(1,815)	$(3,037)	$(3,972)	$(6,378)
iFire Technology	(10,029)	(8,915)	(18,624)	(20,288)
Other (including corporate costs)	(3,511)	(422)	(4,785)	(5,046)

Operating loss	$(15,355)	$(12,374)	$(27,381)	$(31,712)

Consolidated Balance Sheets	June 30, 2007	December 31, 2006

Cash and short-term investments	$55,588	$62,832
Current assets	69,921	80,256
Other assets	56,557	68,083
Current liabilities	7,390	15,797
Shareholders’ equity	99,588	112,977